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                               May 27, 2021

       Jeffrey DeNunzio
       Chief Executive Officer
       Catapult Solutions, Inc.
       780 Reservoir Avenue, #123
       Cranston, RI 02910

                                                        Re: Catapult Solutions,
Inc.
                                                            Form 10-12G
                                                            Filed May 3, 2021
                                                            File No. 000-56277

       Dear Mr. DeNunzio:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to the comment, we may have additional comments.

       Form 10-12G filed May 3, 2021

       Item 1. Business, page 3

   1. We note your disclosure that you did not discover any assets of Ambient Water
                                                        Corporation from the
time Jeffrey DeNunzio was appointed Director until the completion of the Holding Company
Reorganization and subsequent separation of Ambient Water
                                                        Corporation as a
stand-alone company. Please tell us if there were any liabilities of
                                                        Ambient Water
Corporation as of the date of the merger. Further, we note that Ambient
                                                        Water Corporation filed
a Form 8-K on February 20, 2018 which states that Ambient
                                                        Water Corporation
assigned its assets and liabilities (the "Assignment") to an Assignee, and that the Assignee
will administer the assets and liabilities for the benefit of its creditors. Please tell
us if all liabilities of Ambient Water Corporation were settled as part of the Assignment. In
addition, please tell us if Ambient Water Corporation had any operating activity
subsequent to the Assignment.
 Jeffrey DeNunzio
Catapult Solutions, Inc.
May 27, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



FirstName LastNameJeffrey DeNunzio                        Sincerely,
Comapany NameCatapult Solutions, Inc.
                                                          Division of
Corporation Finance
May 27, 2021 Page 2                                       Office of Real Estate
& Construction
FirstName LastName